SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRESS RELEASE

Distribution of Interest on Own Capital and Dividends

(Rio de Janeiro, February 17, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces to its shareholders and the market in general that its Board of Directors, meeting today, approved and will propose to the General Shareholders Meeting, to be held on April 03 2006, the payment to shareholders of R$ 7.018 million, equivalent to R$ 1,60 per share in the form of interest on own capital and dividends, related to the Income of FY 2005.

The proposed interest on own capital and dividends are broken-down as shown below:

	Value per Share ON and PN	Value R$ Million
DIVIDENDS TO BE DELIBERATED AT THE GENERAL ORDINARY MEETING

Interest on Own Capital - Approved by the Board of Directors on 06.17.2005 -
Paid on 01.05.2006, on the shareholder position of 06.30.2005	0,50	2.193
Interest on Own Capital - Approved by the Board of Directors 12.16.2005, to be
held up to 03.31.2006, on the shareholder position of 12.31.2005	0,50	2.193

Interest on Own Capital - Proposed by the Board of Directors 02.17.2006 -The
payment date will be established at the General Ordinary Meeting to be held on
04.03.2006, on the shareholder position of the same date	0,25	1.097

Dividends - Proposed by the Board of Directors on 02.17.2005 - The payment date will be determined at the General Ordinary Meeting to be held 04.03.2006,
on the shareholder position of the same date	0,35	1.535

TOTAL DIVIDENDS	1,60	7.018

This amount is equivalent to 31.78% of the adjusted profit for dividend purposes. In 2004, this percentage was 29.88%.

The interest on own capital and dividends still to be disbursed are subject to monetary correction from December 31, 2005 through the effective payment date, in accordance with SELIC rate.

The gross value of R$ 1.60 of interest on own capital and dividends per common and preferred shares corresponds to R$ 6.40 per share before the effect of the September 2005 stock split.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.